T. Rowe Price Diversified Small-Cap Growth Fund, Inc.

The fund's investment strategy has been revised to include the following paragraphs:

As of December 31, 2004, this included companies with market capitalizations under approximately, $4,733 million, but the upper size limit will vary with market fluctuations.

Most of the stocks purchased by the fund will be in the size range described above. However, the fund may on occasion purchase a stock whose market capitalization exceeds the range, and it will not automatically sell a stock or cease to purchase stock of a company it already owns just because the company’s market capitalization has grown beyond the upper end of the range.